UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 9, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), complementing the Material Fact of November 14, 2013, hereby announces that, on March 4, 2015, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) has declared admissible in part the administrative process no. 16561.720151/2012-12, related to the tax assessment notice issued by the Federal Revenue Service Office regarding the swap of industrial and forestry assets between Fibria and International Paper, with a reduction in the fines from 150% to 75%.

It is worth emphasizing, however, that this is a second administrative instance  decision and the Company will present the applicable appeals.

The Company would also like to reaffirm that the CARF decision will have no financial impact, maintaining its position to not constitute provisions for contingencies in relation to this matter, based on its understanding and external advisors opinion that the probability of gain on the case is possible.

The restated amount in March of the tax assessment notice prior to CARF decision was R$1,957 million. Following the decision of March 4 last, which reduced the fine of 150%, the tax assessment currently corresponds to R$1,452 million, of which R$557 million refers to the principal, R$417 million to fines and R$478 million to interest.

Fibria deems it appropriate to announce this fact to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, March 9, 2015.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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